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Family-friendly
Colosso di Rodi Greek Bistro

Restaurant

58d South Ocean Avenue Patchogue NY 11772
Patchogue long island, NY 11772
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Investment Opportunity
Data Room
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THE PITCH
Colosso di Rodi Greek Bistro is seeking investment to develop a Greek restaurant in Patchogue New York; a community composed of young professionals, college students.
First LocationRenovating LocationLease SecuredGenerating Revenue
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Early Investor Bonus: The investment multiple is increased to 2 for the next $25,000 invested.
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INVESTOR PERKS

Colosso di Rodi Greek Bistro is offering perks to investors. You earn perks based on your total investment amount in this business.

Investor menu perks Invest $10,000 or more to qualify. 5 of 5 remaining

One entree selected for the investors menu once per month until your investment is paid back to you. Meals from our exclusive investors menu only. Cannot be combined with any other offer. Non transferrable. One meal per investor per month.

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THE TEAM
Andrew Hendricks
Owner/Operator/General Manager

With over 20 years experience Andrew has been the Head Chef of MGE, a Greek restaurant, on the south shore of Long Island NY. Before his venture into the kitchen and behind the scenes Andrew was the General Manager of The Golden Reef Diner boasting over 10 million dollars in annual sales. Andrew's strengths as a leader in this industry for over 20 years in all facets of restaurant operations makes him ideal for our family to bring us into 2021 and beyond.

Konstantinos Chilias
Owner/Operator/Chef

Chef Dino comes to us from the island of Rhodes in Greece, by way of Paris France. His culinary adventure started in Greece creating and serving traditional Greek fare then he found his way to France to master French cuisine. After emigrating to the United States Chef Dino opened and operates, still today, The Creperie Cafe in Tampa Florida for the past 15 years. Dino's knowledge in and out of the kitchen is indispensable to our operations.

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PRESS
Greek restaurant is coming to Patchogue Village this winter - GreaterPatchogue - greaterlongisland.com

It's been a long five years for Greek cuisine lovers in Patchogue Village. About a half-decade ago, the Old Olive Tree closed up shop leaving a void in the downtown. That's about to change. A modern Greek bistro is in the works at 58D South Ocean Ave. —- a space within the former Suffolk Sports ...

Greek Bistro Slated To Open This Winter In Patchogue Village

Colosso di Rodi will be the first Greek cuisine option in several years to open in Patchogue.

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LOCATION

The owners of the Colosso di Rodi bring over 50 years of hands on experience in all facets of restaurant operations. We looking forward to sharing our knowledge and expertise with you and your family!!!

We will be the premier and ONLY Greek restaurant in the town of Patchogue.
Located in the heart of downtown Patchogue and less 1.5 miles from St. Josephs College we anticipate capitalizing on pent up demand for dining and nightlife options.
A casual place capable of catering to a diverse demographic for dine in, carry out or delivery 7 days a week
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OUR MISSION

Our mission is to bring casual delicious Greek food to Patchogue and create and cultivate a warm and welcoming environment for you and your family to eat, laugh and love in our home just as you do in yours. When you're here with us you're here with family. As new residents of Patchogue our purpose is to become your go to staple for Mediterranean and Greek delicacies in our house or yours. We welcome you and your family to eat healthy delicious options while making new memories for years to come!!!

Fresh - Always using the freshest ingredients
Accessible- Located in the heart of downtown Patchogue less than 1.5 miles from St. Josephs College
Convenient- The intersection of fast, friendly, casual, and professional
Delicious- Mediterranean food cooked to perfection by professionals with over 50 years experience in the restaurant business
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovation and Remodeling $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,460,000	$1,606,000	$1,718,420	$1,804,341	$1,858,471
Cost of Goods Sold	$500,000	$401,500	$429,605	$451,085	$464,617
Gross Profit	$960,000	$1,204,500	$1,288,815	$1,353,256	$1,393,854

EXPENSES

Rent	$3,996	$4,095	$4,197	$4,301	$4,408
Utilities	$50,000	$12,300	$12,607	$12,922	$13,245
Salaries	$425,000	$105,600	$112,992	$118,641	$122,200
Insurance	$10,000	$3,075	$3,151	$3,229	$3,309
Equipment Lease	$3,000	$3,690	$3,782	$3,876	$3,972
Repairs & Maintenance	$3,000	$2,460	$2,521	$2,584	$2,648
Unforeseen	$3,000	$2,460	$2,521	$2,584	$2,648
Operating Profit	$462,004	$1,070,820	$1,147,044	$1,205,119	$1,241,424

This information is provided by Colosso di Rodi Greek Bistro. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status

$50,000

TARGET

$100,000

MAXIMUM

This investment round closes on March 24, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name A D Colosso Di Rodi
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
2×
Investment Multiple 1.8×
Business's Revenue Share 1.2%-2.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2026
Financial Condition
No operating history

Colosso di Rodi Greek Bistro was established in [August 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Limited Operating History

Colosso di Rodi Greek Bistro is a newly established entity and has no history for prospective investors to consider.

Changes in Economic Conditions Could Hurt Colosso di Rodi Greek Bistro

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Colosso di rodi Greek Bistro's financial performance or ability to continue to operate. In the event Colosso di rodi Greek Bistro ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Limited Services

Colosso di Rodi Greek Bistro operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Colosso di Rodi Greek Bistro to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Colosso di Rodi Greek Bistro competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Colosso di Rodi Greek Bistro's core business or the inability to compete successfully against the with other competitors could negatively affect Colosso di Rodi Greek Bistro's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Colosso di Rodi Greek Bistro and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Colosso di Rodi Greek Bistro is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Colosso di Rodi Greek Bistro might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Colosso di Rodi Greek Bistro is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Colosso di Rodi Greek Bistro will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Colosso di Rodi Greek Bistro is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Colosso di Rodi Greek Bistro will carry some insurance, Colosso di Rodi Greek Bistro may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Colosso di Rodi Greek Bistro could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Colosso di Rodi Greek Bistro's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Colosso di Rodi Greek Bistro is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Colosso di Rodi Greek Bistro fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Colosso di Rodi Greek Bistro, and the revenue of Colosso di Rodi Greek Bistro can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Colosso di Rodi Greek Bistro to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

This information is provided by Colosso di Rodi Greek Bistro. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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